Mail Stop 3561

October 17, 2006

Via Fax & U.S. Mail

Mr. Eric Langan, Chief Executive Officer
Rick's Cabaret International, Inc.
10959 Cutten Road
Houston, Texas 77066

>   Re: **Rick's Cabaret International, Inc.**
>   **Form 10-KSB/A for the fiscal year ended September 30, 2005**
>   **Filed January 27, 2006**
>   **File No. 001-13992**

Dear Mr. Langan:

We have reviewed your response letter dated October 11, 2006 and have the following comment. Unless otherwise indicated, we think you should revise your document in future filings in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Mr. Eric Langan, CEO
Rick's Cabaret International, Inc.
October 17, 2006
Page 2

Annual Report on Form 10-KSB/A for the fiscal year ended September 30, 2005

Notes to Consolidated Financial Statements, page F-8
Note B. Summary of Significant Accounting Policies, page F-8
Accounts and Notes Receivable, page F-9

1.   We note your response to our prior comment one that you continue to believe that
        you will be able to recover amounts due from Taurus Entertainment through the
        sale of Bluestar's stock or repurchase of the shares by Bluestar. Please provide us
        with your reasons for such belief, given that Bluestar has had no means of
        revenue generation for over a year and has been purchased by Gold Leaf Homes.
        Your response should include an update on counsel's discussions with Bluestar
        concerning the sale of the share to Bluestar or other third parties. Include if any
        discussions have been held with Gold Leaf as well.

                                    ****

You may contact Heather Tress at 202-551-3624 or Jean Yu at 202-551-3305 if you have
questions regarding comments on the financial statements and related matters. Please
contact me at 202-551-3813 with any other questions.

                                            Sincerely,

                                            Linda Cvrkel
                                            Branch Chief